UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 7)
Under the Securities Exchange Act of 1934

CounterPath Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22228P 20 3
(CUSIP Number)
Paul Chiarelli Secretary and Treasurer Wesley Clover International Corporation 390 March Road, Suite 110 Kanata, Ontario, Canada K2K 0G Telephone: 613.271.5972
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Terence H. Matthews
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 150,625 (1)
8. Shared Voting Power 8,893,025 (2)(3)
9. Sole Dispositive Power 150,625
10. Shared Dispositive Power 8,893,025 (2)(3)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 9,043,650 (1)(2)(3)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 21.4%(4)
14. Type of Reporting Person (See Instructions): IN

(1)	Includes 18,000 Shares that may be acquired on the exercise of stock options and 132,625 Shares that may be acquired on the conversion of deferred share units held by Dr. Matthews.

(2)
Includes 8,366,025 Shares that were previously held indirectly by Dr. Matthews through Wesley Clover Corporation and 260,000 Shares that were previously held indirectly by Dr. Matthews through 3468666 Canada Inc. (“3468666”). Kanata Research Park Corporation (“Kanata”) and Wesley Clover Corporation amalgamated with the resulting company being Kanata.  The 260,000 Shares held by 3468666 were assigned and transferred to Kanata upon dissolution of 3468666.

(3)	Wesley Clover International Corporation is the sole shareholder of Kanata. Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

(4)
Calculated based on the aggregate of 42,212,722 Shares, which consists of 42,062,097 Shares outstanding as of October 31, 2013, and 132,625 shares that may be acquired on conversion of deferred share units within sixty days and 18,000 stock options exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228 P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kanata Research Park Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,893,025 (1)(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,893,025 (1)(2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,893,025 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 21.1%(3)
14. Type of Reporting Person (See Instructions): CO

(1)
8,633,025 of these Shares were previously held indirectly by Dr. Matthews through Wesley Clover Corporation and 260,000 of these Shares were previously held indirectly by Dr. Matthews through 3468666.  Kanata and Wesley Clover Corporation amalgamated with the resulting company being Kanata.  The 260,000 Shares held by 3468666 were assigned and transferred to Kanata upon dissolution of 3468666.

(2)	Wesley Clover International Corporation is the sole shareholder of Kanata. Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

(3)	Calculated based on 42,062,097 Shares outstanding as of October 31, 2013.

This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews (“Dr. Matthews”) and Kanata Research Park Corporation (“Kanata” and, together with Dr. Matthews, collectively, the “Reporting Persons”) relating to the shares of common stock of Counterpath Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.                      Security And Issuer

This Statement relates to the shares of common stock (the “Shares”) of the Issuer.  The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada V7X 1M3.

Item 2.                      Identity And Background

This statement is filed by the Reporting Persons.

Dr. Matthews’ business address is 390 March Road, Suite 110, Kanata, Ontario, Canada K2K 0G7. Dr. Matthews is Chairman of Mitel Networks Corporation.  Dr. Matthews is a citizen of Canada.

Kanata, a corporation existing under the laws of Canada, is a company that owns and manages commercial real estate in Ottawa. Kanata’s principal business and principal office address is 555 Legget Drive, Suite 206, Kanata, Ontario, Canada K2K 2X3.  Wesley Clover International Corporation owns 100% of the issued and outstanding voting shares of Kanata.  Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Kanata, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Kanata.  Dr. Matthews and Kanata may be regarded as a group for purposes of Rule 13d-5 under the Act.

For information with respect to each executive officer and director of Kanata see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.                      Source and Amount of Funds or Other Consideration

Pursuant to an assignment and assumption agreement (the “Agreement”) dated November 28, 2013 between 3468666 and Kanata, 3468666 assigned and transferred the 260,000 Shares it held to Kanata.  As of November 28, 2013, 3468666 was dissolved.

Item 4.                      Purpose of Transaction

The Reporting Persons have acquired the Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate.  Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

At this time and other than as described in Item 5 of this Schedule 13D, neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury.  Neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Dr. Matthews	9,043,650(1)(2)	21.4%(3)
Kanata	8,893,025(2)	21.1%(4)

(1)
Calculated based on the (i) 8,893,025 Shares owned by Kanata, (ii) 18,000 Shares subject to stock options held by Dr. Matthews that are currently exercisable and (iii) 132,625 Shares subject to deferred share units held by Dr. Matthews that are currently convertible.

(2)
Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Kanata as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Kanata.

(3)
Calculated based on the aggregate of 42,212,722 Shares, which consists of 42,062,097 Shares outstanding as of October 31, 2013, and 132,625 shares that may be acquired on conversion of deferred share units within sixty days and 18,000 stock options exercisable within sixty days, pursuant to Rule 13d-3 of the Act.

(4)	Calculated based on 42,062,097 Shares outstanding as of October 31, 2013.

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Matthews may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 8,893,025 Shares owned by Kanata.  Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 18,000 Shares, which may be acquired by Dr. Matthews upon the exercise of outstanding stock options and 132,625 Shares, which may be acquired by Dr. Matthews upon the conversion of deferred share units.

Kanata does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Shares.

During the last 60 days and except as setout below there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.                   Material to Be Filed as Exhibits

A.           Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date   December 2, 2013

/s/ Terence H. Matthews
Signature

Dr. Terence H. Matthews
Name/Title

KANATA RESEARCH PARK CORPORATION

/s/ Terence H. Matthews
Signature

Dr. Terence H. Matthews, Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of Counterpath Corporation, is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Kanata shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  December 2, 2013

By:       /s/ Terence H. Matthews
Dr. Terence H. Matthews

Dated:  December 2, 2013

KANATA RESEARCH PARK CORPORATION

By:       /s/ Terence H. Matthews
Name:   Dr. Terence H. Matthews
Title:     Director

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Kanata Research Park Corporation.

KANATA RESEARCH PARK CORPORATION
Name/Position	Business Address	Principal Occupation	Citizenship
Paul Chiarelli Chief Executive Officer	390 March Road Suite 110 Kanata, Ontario K2K 0G7	President and Chief Operating Officer (Wesley Clover)	Canadian
Martin Vandewouw President	555 Legget Drive Suite 206 Kanata, Ontario K2K 2X3	President of Kanata	Canadian
Patrick Ferris Corporate Secretary	555 Legget Drive Suite 206 Kanata, Ontario K2K 2X3	Corporate Secretary of Kanata	Canadian
Dr. Terence H. Matthews Director	390 March Road Suite 110 Kanata, Ontario K2K 0G7	Chairman of the Board (Mitel Networks Corporation)	Canadian